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                                                                    EXHIBIT 3.1a

                                COLUMBIA BANCORP

                             ARTICLES SUPPLEMENTARY

     Columbia Bancorp, a Maryland corporation, having its principal office in Columbia, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland (the "SDAT") that:

     FIRST: The terms of the 450,000 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of the Corporation contained in Article SECOND, subsection (d) of the Articles Supplementary of the Corporation as filed with the SDAT on June 29, 1992 are as follows:

          "Shares of Series A Preferred Stock redeemed, purchased or otherwise acquired shall become authorized but unissued stock and may be reissued or reclassified into any other class or series of stock and reissued."

Of the 450,000 issued and outstanding shares of Series A Preferred Stock, 6,000 shares have been redeemed for cash by the Corporation. The Board of Directors pursuant to Article SIXTH, Section (a) of the Charter of the Corporation hereby reclassifies such 6,000 authorized shares of Preferred Stock into 6,000 shares of authorized but unissued Common Stock.

     SECOND: The terms of the 450,000 shares of Series A Preferred Stock of the Corporation contained in Article SECOND, subsection (h)(ix) of the Articles Supplementary of the Corporation as filed with the SDAT on June 29, 1992 are as follows:

          "All shares of Series A Preferred Stock converted into Common Stock shall be retired and cancelled and shall not be reissued as Series A Preferred Stock but such shares so retired and cancelled shall resume the status of authorized but unissued shares of capital stock."

Of the 450,000 issued and outstanding shares of Series A Preferred Stock, 444,000 shares have been converted into Common Stock of the Corporation. The Board of Directors pursuant to Article SIXTH, Section (a) of the Charter of the Corporation hereby reclassifies such 444,000 authorized shares of capital stock into 444,000 shares of authorized but unissued shares of Common Stock.

     THIRD: As a result of the reclassifications described herein, the Corporation's authorized capital stock is currently 10,000,000 shares of Common Stock, par value $.01 per share.

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     IN WITNESS WHEREOF, the Corporation has caused these presents to be signed in its name and on its behalf by its President and Chief Executive Officer and witnessed by its Secretary on September 27, 1999.

WITNESS:                                COLUMBIA BANCORP

/s/ John A. Scaldara, Jr.               By: /s/ John M. Bond, Jr.
-----------------------------              -------------------------------------
John A. Scaldara, Jr.,                     John M. Bond, Jr.,
Secretary                                  President and Chief Executive Officer

     THE UNDERSIGNED, President and Chief Executive Officer of Columbia Bancorp, who executed on behalf of the Corporation the foregoing Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be the corporate act of said Corporation and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.


                                           /s/ John M. Bond, Jr.
                                           -------------------------------------
                                           John M. Bond, Jr.,
                                           President and Chief Executive Officer

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